Ken Siani · 3rd

Centek Engineering,

Project Engineer at Centek

Hartford, Connecticut Area · 81 connections · Contact info

Experience

Project Engineer
Centek Engineering, Inc.
May 2003 – Present · 17 yrs 2 mos

Interests

Centek Engineering, Inc.
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